 Exhibit 99.1

THE VERY GOOD FOOD COMPANY ANNOUNCES U.S. RETAIL EXPANSION WITH WEGMANS FOOD MARKETS AND SIGNIFICANT DISTRIBUTION POINTS GAINS ACROSS NORTH AMERICA

107 Wegmans Stores Now Carry The Very Good Butchers Products

VERY GOOD Adds Over 3,000 Points of Distribution Through Expanded Distribution at Save-On-Foods, Farm Boy, and The Giant Company

VANCOUVER, BC, Nov. 21, 2022 /CNW/ - The Very Good Food Company Inc. (NASDAQ: VGFC) (TSXV: VERY.V) (FSE: OSI) ("VERY GOOD" or the "Company") is pleased to announce that the Company's The Very Good Butchers brand products are now available at 107 Wegmans Food Markets stores in the United States.

Additionally, VERY GOOD has expanded its product placements at existing retailers including Save-On-Foods, Farm Boy, and The Giant Company, adding over 3,000 points of distribution for the Company's brand across North America.

Wegmans now carries 4 SKUs of The Very Good Butchers suite of products in 107 stores throughout Massachusetts, New York, New Jersey, Pennsylvania, Maryland, Washington (D.C.), Virginia, and North Carolina, providing 324 new distribution points for VERY GOOD.

Same store placement gains have been achieved at 168 locations of Save-On-Foods, one of Western Canada's largest grocery retailers, which has brought in additional SKUs of VERY GOOD specialty products, the brand's Very Good Steak, and Ribz, into their stores' produce section, increasing SKU count from 5 SKUs to 9, with a total of 1,260 distribution points.

In addition, Farm Boy, a wholly owned subsidiary of Sobeys with 44 locations in Ontario, has also increased their VERY GOOD SKU count from 7 SKUs launched in January 2021 to 14 SKUs and 616 distribution points by merchandising VERY GOOD's gluten and soy free Butcher's Select line in their stores' plant-based protein set.

VERY GOOD's existing in-store presence was also boosted at The Giant Company, a retailer with 135 stores located in Pennsylvania, Maryland, Virginia, and West Virginia that will be adding 5 original SKUs  (British Banger, Smokin' Banger, Smokin' Burgers, Taco Stuff'er, and The Very Good Burger) to the  current line of Butcher's Select  SKUs (mmm Meatballs, Bratwurst and Cajun Sausage) for a total of 1,215 distributions  that will be sold in 135 stores.

"The increased distribution of our products to new and current customers is a testament to our strong retailer relationships and their desire to build sustainable plant-based categories that offer products that are tasty, nutritious, and innovative to their customers. I am proud of the work that all our teams have undertaken to get our brands onto grocery shelves across North America" said Jordan Rogers, VERY GOOD's Chief Commercial Officer.

About The VERY GOOD Food Company Inc.

The VERY GOOD Food Company Inc. is an emerging plant-based food technology company that produces nutritious and delicious plant-based meat and cheese products under VERY GOOD's core brands: The VERY GOOD Butchers and The VERY GOOD Cheese Co. www.verygoodfood.com.

OUR MISSION IS LOFTY BUT BEAUTIFULLY SIMPLE: GET MILLIONS TO RETHINK THEIR FOOD CHOICES WHILE HELPING THEM DO THE WORLD A WORLD OF GOOD.  BY OFFERING PLANT-BASED FOOD OPTIONS SO DELICIOUS AND NUTRITIOUS, WE'RE HELPING THIS KIND OF DIET BECOME THE NORM.

ON BEHALF OF THE VERY GOOD FOOD COMPANY INC.

Parimal Rana
Chief Executive Officer
+1 855-472-9841

Forward-Looking Information

This news release contains "forward-looking information" within the meaning of applicable securities laws in Canada and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, including Section 21E of the Securities Exchange Act of 1934, as amended (collectively referred to as "forward-looking information"), for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Forward-looking information may be identified by words such as "plans", "proposed", "expects", "anticipates", "intends", "estimates", "may", "will", and similar expressions. Forward-looking information contained or referred to in this news release includes, but is not limited to, information relating to VERY GOOD's distribution gains with the new retail expansion at Wegmans and existing customer same-store placement increases including specifically, the number of Wegmans stores at which the Company's The Very Good Butchers products will be available and the number of SKUs to be offered at such stores, as well as the number of additional distribution points to be gained by VERY GOOD from the increases in shelf placement at Save-On-Foods, Farm Boy and The Giant Company. Forward-looking information is based on a number of factors and assumptions which have been used to develop such information, but which may prove to be incorrect including, but not limited to, material assumptions with respect to the Company's ability to continue as a going concern. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, undue reliance should not be placed on forward-looking information because VERY GOOD can give no assurance that such expectations will prove to be correct. Risks and uncertainties that could cause actual results, performance or achievements of VERY GOOD to differ materially from those expressed or implied in such forward-looking information include, among others, the risk that the Company will not be able to continue to operate as a going concern which is primarily dependent on accessing additional sources of liquidity from Waygar or investors until the Company is able to generate sufficient, sustainable cash flow from operations to meet its ongoing operating and financing requirements, the risk that strategic alternatives may not be available on terms acceptable to the Company or at all, the risk that the Company will not be able to meet Nasdaq's continued listing requirements, as well as the Company's ability to manage the many other risks it faces.  For a more comprehensive discussion of the risks faced by VERY GOOD, please refer to VERY GOOD's most recent Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com and as an exhibit to the Form 20-F filed with the SEC on May 26, 2022 and available at www.sec.gov.  The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available.  Any forward-looking information speaks only as of the date of this news release.  VERY GOOD undertakes no obligation to publicly update or revise any forward-looking information whether because of new information, future events or otherwise, except as otherwise required by law.  The forward-looking information contained in this news release is expressly qualified by this cautionary statement.

None of the Nasdaq Stock Market LLC, TSX Venture Exchange, the SEC or any other securities regulator has either approved or disapproved the contents of this news release.

None of the Nasdaq, the TSX Venture Exchange or its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange), the SEC or any other securities regulator accepts responsibility for the adequacy or accuracy of this news release.

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SOURCE The Very Good Food Company Inc.

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For further information: Very Good Food Company Investor Relations Team, Email: invest@verygoodbutchers.com

CO: The Very Good Food Company Inc.

CNW 08:30e 21-NOV-22